 Exhibit 99.3

FORM OF LETTER TO STOCKHOLDERS WHO ARE REGISTERED HOLDERS

TELANETIX, INC.

Up to 77,881,027 Shares of Common Stock to be Issued Upon Exercise of Subscription Rights

, 2010

Dear Stockholder:

This letter is being distributed by Telanetix, Inc., a Delaware corporation ("us", "we", "our" or the "Company") in connection with the offering (the "Rights Offering") by the Company of shares of its common stock, $0.0001 par value per share ("Common Stock"), that will be issued upon the exercise of non-transferable subscription rights (the "Subscription Rights"), which are being distributed to all holders of record of Common Stock as of 5:00 p.m., Eastern Time, on [    •    ] (the "Record Date").  The Subscription Rights and the Rights Offering are described in the prospectus dated [    •    ], 2010, which is enclosed with this letter (the "Prospectus").

In the Rights Offering, we are offering up to an aggregate of 77,881,027 shares of Common Stock to be issued upon the exercise of the Subscription Rights, which is described further in the Prospectus.  The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., Eastern Time, on [    •    ], 2010, unless we elect in our sole discretion to extend the period of the Rights Offering beyond this date (as such date may be extended, the "Expiration Date").

As described in the Prospectus, each Subscription Right includes (i) a basic subscription privilege that entitles the holder to subscribe to purchase 0.2260240464 shares of Common Stock for every share of Common Stock owned as of the Record Date (the "Basic Subscription Privilege") and (ii) an over-subscription privilege that entitles the holder, if such holder exercises its Basic Subscription Privilege in full, to subscribe to purchase 1.1386829059 shares of Common Stock for every share of Common Stock owned as of the Record Date (the "Over-Subscription Privilege").  The price per share under both the basic subscription privilege and the over-subscription privilege is equal to $0.0385202935 (the "Subscription Price"). Subscription Rights may only be exercised in whole numbers; the Company will not issue fractional rights and will round all of the Subscription Rights down to the nearest whole number.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy under your Basic Subscription Privilege and under the Over-Subscription Privilege to BNY Mellon Shareholder Services (working in conjunction with The Bank of New York Mellon) (the "Subscription Agent"), by no later than 5:00 p.m., Eastern Time, on the Expiration Date.  Any fractional shares of Common Stock resulting from the exercise of your Subscription Rights, including under the Basic Subscription Privilege and the Over-Subscription Privilege, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly.  Any excess subscription payment that you may pay to the Subscription Agent in the Rights Offering will be returned, without interest or penalty, to you by the Subscription Agent as soon as practicable following the completion of the Rights Offering.

Under the terms of the promissory notes we issued on July 2, 2010 to affiliates of Hale Capital Partners, LP (collectively, "Hale"), we agreed to use the gross proceeds of the Rights Offering to redeem an aggregate of $3.0 million of principal amount of such notes.  To the extent the gross proceeds of the Rights Offering are less than $3.0 million, we and Hale agreed that Hale would exchange the principal amount of the notes to be redeemed (up to $3.0 million) for shares of Common Stock at an exchange price equal to the Subscription Price.  The Company paid Hale an aggregate of $60,000 in consideration of the foregoing.  In addition, we agreed to pay Hale upon completion of the Rights Offering an amount of cash equal to the accrued and unpaid interest in respect of the principal amount of the notes redeemed or exchanged for shares of Common Stock in connection with the Rights Offering.

Your Subscription Rights are evidenced by subscription rights certificates issued in your name (the "Subscription Rights Certificates").  Your Subscription Rights are non-transferable, meaning that you may not sell, transfer or assign your Subscription Rights Certificate to anyone else.

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Enclosed are copies of the following documents:

1.           Prospectus;

2.           Subscription Rights Certificate;

3.           Instructions for Use of Subscription Rights Certificates; and

4.           A return envelope addressed to the Subscription Agent.

The first three documents listed above provide additional information on the Rights Offering, the Company and the steps you must take if you wish to exercise all or some of your Subscription Rights.  You should read all of these documents carefully in their entirety.

Your prompt action is requested.  To exercise your Subscription Rights, you must deliver your properly completed and signed Subscription Rights Certificate (or the Notice of Guaranteed Delivery if you are following the guaranteed delivery procedures), together with your payment in full of the total subscription amount that is required for all of the shares that you intend to purchase under your Basic Subscription Privilege and any additional shares that you wish to purchase under the Over-Subscription Privilege, to the Subscription Agent as described further in the Prospectus.  Your properly completed and signed Subscription Rights Certificate or Notice of Guaranteed Delivery, in either case accompanied by full payment of your total subscription amount, must be received by the Subscription Agent by no later than 5:00 p.m., Eastern Time, on the Expiration Date.  Once you have exercised your Subscription Rights, you may not cancel, revoke or otherwise amend the exercise of your Subscription Rights.  Any Subscription Rights that are not exercised before 5:00 p.m., Eastern Time, on the Expiration Date will expire and you will have no further rights under your Subscription Rights Certificate.

Additional copies of the enclosed materials may be obtained from the Subscription Agent.  The Subscription Agent’s toll-free telephone number is [•].  Banks and brokers please call collect at [•].

TELANETIX, INC.

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